FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.

Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Semi-Annual Dividend

Toronto, Ontario (September 30, 2016) – **Alamos Gold Inc.** (**TSX:AGI; NYSE:AGI**) ("Alamos" or the "Company") today announced that the Company's Board of Directors has declared a semi-annual dividend of US$0.01 per common share. This represents the Company's 14th consecutive semi-annual dividend and once again demonstrates its commitment to returning value to shareholders.

The dividend is payable on October 31, 2016 to shareholders of record as of the close of business on October 14, 2016. This dividend qualifies as an "eligible dividend" for Canadian income tax purposes.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Vice President, Investor Relations

(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

TRADING SYMBOL: TSX:AGI NYSE:AGI

WEBSITE: www.alamosgold.com